news release

Zi Corporation Continues Momentum with LG Electronics

Version 7 of eZiText® Empowering Mobile Phone Users with an Improved Text Messaging Experience

CALGARY, AB, February 6, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that building on its relationship with LG Electronics Inc. (KSE: 06657.KS), Version 7 of Zi's eZiText® one-touch entry and prediction product will now be available worldwide on a number of new LG Electronics mobile handsets on the CDMA and GSM wireless networks.

Currently available in 54 language databases, Zi's eZiText predictive text software simplifies the mobile subscriber's text messaging experience and drives increased adoption of an operator's text messaging and data-centric services.

According to market research firm Strategy Analytics, final numbers for worldwide mobile handset sales in 2005 will likely break 800 million units. Strategy Analytics has also named LG Electronics the worldwide leader in CDMA handset sales, selling more than 22 million units in the first three quarters of 2005 and giving the Korean-based mobile phone manufacturer a 21.2 percent market share in the CDMA handset market.

One of the top five mobile phone manufacturers in the world, LG Electronics will continue to embed Zi's predictive text software in its mobile phone products, including its popular CDMA and GSM handsets. The two companies will build on the momentum in the wireless industry to offer mobile subscribers a truly easy to use and advanced predictive text interface for text messaging.

LG Electronics said that they take a consumer-oriented approach when designing their products. That by embedding eZiText in LG mobile handsets they are empowering even the novice mobile phone user with the ability to efficiently use text messaging. LG added that Zi's language leadership will enable them to reach new text messaging markets across the globe.

With eZiText Version 7's upgraded language databases and improved engine, mobile subscribers can drastically reduce the number of key presses required to input text messages, improving the overall speed and quality of the entire experience. Available through Version 7 are Zi's advanced prediction features, including; dual language messaging, learning and personalisation, and multiple candidate and next word prediction.

"As the only text input technology to provide true-full-word prediction all the time, eZiText continues to push the envelope of ease, speed and accuracy on today's data-centric mobile phones," said Milos Djokovic, chief technical officer and chief operating officer, Zi Corporation. "With its innovative features, eZiText is the most comprehensive predictive text messaging product in the wireless industry. Zi is happy to continue its relationship with LG Electronics as the two companies expand to emerging wireless markets and capitalize on opportunities in existing markets."

The company will be at the upcoming 3GSM World Congress conference in Barcelona, Spain from February 13 to 16, 2006. Visitors to the Zi stand (E40, Hall 2) will see new language software for its eZiText® and eZiTap™ text input technologies, further developments of Zi's world class Decuma® natural handwriting recognition and its revolutionary Qix™ service discovery engine - a "search, index and discovery-style" idle screen platform which makes 3G application access sheer "child'splay" for users.

To make an appointment with Zi Corporation at 3GSM World Congress please contact Brian Dolby or Bethany Caldwell on +44(0)1159486901 or e-mail brian@gbcspr.com or Bethany@gbcspr.com.

About Zi's eZiText Product

Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary.

About LG Electronics, Inc.

LG Electronics (KSE: 06657.KS) is a global leader in providing cutting-edge, convergent electronics, information and communications products designed to meet the diverse needs of fast-changing consumers. With consolidated sales of US$37.7 billion and overseas sales of US$ 32.6 billion (86% of total sales), LG Electronics employs more than 70,000 employees in 76 subsidiaries located in 39 countries and operates four business units including Mobile Communications, Digital Appliance, Digital Display and Digital Media.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

GBCS PR (European Media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300